SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                       Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.                                      English translation of a letter dated April 27, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 27, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Ordinary and Extraordinary General Shareholders’ Meeting Summoned for April 28, 2020 (“the Shareholders’ Meeting”)

I am writing to you as Attorney-in-Fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), following our relevant matter published on April 21, to inform you that, pursuant to Decree No. 408/20, which has extended until May 10, 2020 the effectiveness of the preventive and mandatory social distancing period introduced by Decree No. 297/20 (in turn extended by Decrees No. 325/20 and 355/20, respectively), the Company’s Shareholders’ Meeting summoned for April 28, 2020 will be held remotely via the Cisco Webex platform.

This is in agreement with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

As indicated in the complementary notice published by the Company, the procedure to access to the platform, together with the indications for the Shareholders’ Meeting, will be sent to the Shareholders who have communicated their attendance to the Shareholders’ Meeting within the required legal period, to the email address specified in their attendance communication.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 27, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations